CALAMOS GLOBAL DYNAMIC INCOME FUND

2020 Calamos Court

Naperville, Illinois 60563

June 16, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, D.C. 20549

Re:  Calamos Global Dynamic Income Fund (File Nos. 811-22047, 333-153443)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Calamos Global Dynamic Income Fund (the “Fund”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Fund’s registration statement on Form N-2 (together with all amendments and exhibits thereto) originally filed with the Commission on September 11, 2008 (Accession No. 0000950137-08-011592), in connection with a proposed registration of the Fund’s common shares of beneficial interest (together with all amendments and exhibits thereto, the “Registration Statement”). No securities were issued or sold pursuant to the Registration Statement.

Pursuant to the foregoing, the Fund hereby respectfully requests that the withdrawal of the Registration Statement be effective as of the date hereof or as soon as practicable thereafter and that a written order granting the withdrawal of the Registration Statement be issued by the Commission. Pursuant to paragraph (b) of Rule 477 of the Securities Act, we understand that this request for withdrawal will be deemed granted as of the date of the filing of this letter unless we are otherwise notified within 15 calendar days of the filing of this letter.

If you have any questions or need any clarification concerning the foregoing or this transmission, please call the undersigned at (630) 245-1105.

Sincerely,

CALAMOS GLOBAL DYNAMIC INCOME FUND

By:	/s/ Tammie Lee
Tammie Lee
Assistant Secretary